SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Durango Corporation
(Translation of registrant’s name into English)
Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, Mexico 34208
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

EXHIBITS
     Pursuant to Section 4.01(a) of the Common Agreement, dated as of February 23, 2005, among Corporación Durango, S.A. de C.V. (the “Company”), the Guarantors and Additional Guarantors named therein, the A Lenders named therein, The Bank of New York, as Administrative Agent, Law Debenture Trust Company of New York, as Trustee, Deutsche Bank Trust Company Americas, as Collateral Agent, Deutsche Bank Mexico, S.A., Institución De Banca Multiple, Trust Division, as Collateral Agent, Deutsche Bank Trust Company Americas, as Guarantor Paying Agent, and the Subordinating Creditors named therein, the Company is required to deliver to the Administrative Agent and the Trustee the audited unconsolidated balance sheet of the Company as at the end of each fiscal year, the related audited unconsolidated statements of income and statement of changes in financial position of the Company for such fiscal year and the notes thereto.
The following exhibit is furnished with this document:

Exhibit 1.	Financial statements of Corporación Durango, S.A. de C.V. at December 31, 2005 and 2004 and for the two years ended December 31, 2005 (unconsolidated).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORPORACION DURANGO, S.A. DE C.V.
Date: June 30, 2006	By:	/s/ Mayela Rincón de Velasco
		Name:	Mayela Rincón de Velasco
		Title:	Chief Financial Officer

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